July 31, 2008

John P. Nolan – Accounting Branch Chief
Benjamin Phippen
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated July 28, 2008 North Valley Bancorp – File No. 000-10652

Dear Mr. Nolan:

North Valley Bancorp has received your letter of July 28, 2008, with regard to the following:

Form 10-Q for the period ended March 31, 2008

Item 2. Management’s Discussion and Analysis of Financial condition and Results of Operations

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases and Other Nonperforming Assets, page 19

1.

We note your response to comment one of our letter dated July 1, 2008. In order to provide users of your financial statements with an enhanced understanding of the events and circumstances impacting the level of non-performing assets and the related allowance for loan losses, please include disclosure similar to that provided in your July 16, 2008 correspondence in all future filings beginning with your June 30, 2008 form 10-Q.

We confirm that North Valley Bancorp will provide in all of its future filings with the Commission, beginning with our June 30, 2008 Quarterly Report on Form 10-Q, a level of disclosure similar to that provided in our letter of July 16, 2008.

North Valley Bancorp has in the past and will continue to strive to provide users of our financial statements with accurate and complete financial disclosures. North Valley Bancorp appreciates your attention and assistance in this matter. Please contact the undersigned if there are any other additional comments or questions after reviewing North Valley Bancorp’s response.

Please contact me at (530) 226-2911 with any questions.

Sincerely,

/s/ Kevin R. Watson

Kevin R. Watson Executive Vice President Chief Financial Officer